UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica has been provisionally awarded exclusive broadcasting rights for the Primera División	2

TELEFÓNICA, S.A., in accordance with the provisions of stock market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Today, November 28, 2025, Telefónica Audiovisual Digital, S.A.U. ("Telefónica") has been provisionally awarded exclusive broadcasting rights of five (5) matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica will have the 1st pick in 19 matchdays of each season, including "El Clásico" of the second round (Option D, Package D.1).
The award includes 2027/2028, 2028/2029, 2029/2030, 2030/2031 and 2031/32 seasons.
The award has been made at a total amount of 2,635.85 million euros at an average price of 527.17 million euros for each of the seasons.

Telefónica will take the necessary steps so that Movistar Plus+ customers continue to access to 100% of LaLiga matches and thus be able to enjoy the entire football offer, which also includes the European competitions recently awarded to Telefónica until 2031.

The award is subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in LaLiga tender, with a period of up to 30 working days from the provisional award.

In Madrid, on 28 November 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 28, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors